mExhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS, LIQUIDITY AND CASH FLOWS

Interim Results of Operations

Six months ended June 30, 2024 compared to six months ended June 30, 2023

Total revenues for H1, 2024 were US$30.5 million, which compares to US$28.7 million in H1, 2023, an increase of US$1.7 million (6.3%), which is broken down as follows:

	2024 H1	2023 H1	Increase/ (Decrease)
	US$'000	US$'000%
Clinical Laboratory Goods	20,397	21,367	(4.5)%
Clinical Laboratory Services	2,582	3,114	(17.1)%
Point-of-care Products	7,568	4,246	78.2%
Total	30,547	28,727	6.3%

Clinical laboratory product revenues decreased from US$21.4 million in H1 2023 to US$20.4 million in H1 2024, representing a decrease of 4.5%. This decrease was driven by lower revenues from our instrument sales in the period.  This decline in instrument sales is in line with expectations as we commercially reposition our instrument offering in line with our new improved diabetes column system which is now being rolled out. Overall heamoglobin revenues were only slightly behind the comparative period (2.6%) as we experienced a strong performance from our consumable sales. There were declines in sales of our PCR VTM products versus the comparative prior period, down 38.4%, as focus continues to move away from ongoing COVID testing, in addition to declines in sales of autoimmune products in the period. There was a strong performance in the period from both our clinical chemistry and chronosystems portfolios which grew 12.3% and 5.9% year-over-year respectively.

Clinical laboratory services revenues decreased from US$3.1 million in H1 2023 to US$2.6 million, a decrease of 17.1%. This decline relates to our New York reference laboratory which offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. The key factor driving the revenue decrease was the loss of our transplant testing service contract with a local Healthcare provider which ended in Q1 2023.

Point-of-care revenues increased from US$4.2 million for H1 2023 to US$7.6 million in H1 2024, an increase of 78.2%. This increase was attributable to sales of our HIV screening test, TrinScreen HIV, which began commercial shipments in December 2023. Sales of TrinScreen for H1 2024, were US$4.3 million, full year FY24 revenue for Trinscreen is expected to be in the region of US$10 million. Revenues from our HIV confirmatory test, Uni-Gold were lower in the period as a result of irregular ordering patterns that characterise the HIV testing market in Africa.

Gross profit for H1 2024 amounted to US$11.3 million, representing a gross margin of 36.8%, broadly in line with H1 2023 (36.9%). Although we had improved margin performance in haemoglobins in the period, this was offset by the margin impact of the higher TrinScreen HIV revenues, which are currently achieving a lower-than-average gross margin. Higher TrinScreen revenues will continue to dilute our overall gross margin percentage in the remaining quarters of 2024 given its lower price point when compared to our Uni-Gold HIV test. We expect TrinScreen HIV to contribute additional gross profit as 2024 progresses due to increased operational efficiency and the expected transfer of assembly to a lower cost of manufacturing location towards the end of 2024.

Other operating income decreased from US$71 thousand in H1, 2023 to US$42 thousand in H1, 2024. The income relates to a transition services agreement with the acquirers of Fitzgerald Industries.

Research and Development (R&D) expenses of US$2.1 million for H1 2024, were in line with H1 2023, excluding the impact of the newly established CGM entities, R&D expenses decreased by US$0.1 million. Selling, General and Administrative (SG&A) expenses decreased by US$2.6 million to US$13.9 million when compared to H1, 2023, representing a decrease of 15.8%. The two main drivers of the decrease in SG&A costs were: lower salary costs of US$1.3 million in H1 2024 versus the comparative period, driven by headcount optimisation activities and the disposal of Fitzgerald Industries (US$0.6 million), and lower share-based accounting charge of US$1.4 million in H1 2024 on the back of headcount changes throughout the past year. On a like for like basis, excluding the impact of Fitzgerald Industries which was disposed of in April 2023 and the newly established CGM entities, SG&A decreased by US$2.5 million. The Company incurred additional SG&A restructuring costs of US$1.9 million in H1 2024 as part of the comprehensive restructuring plan to centralize and offshore corporate services and consolidate and relocate manufacturing operations.

An impairment charge of US$0.4 million was recorded in H1 2024, compared to an impairment charge of US$10.8 million in H1 2023. The impairment test performed as at June 30, 2024 identified that the value in use of some of our cash generating units was below the value of the carrying amount of their assets, other than inventories, accounts receivable, cash and cash equivalents and deferred tax assets as at June 30, 2024. We have therefore recorded an impairment charge in relation to the asset additions (including lease assets) that had been recorded during 2024.

Operating loss for the H1, 2024 was US$7.1 million, compared to an operating loss of US$18.8 million in H1, 2023. The decreased loss was attributable to decreased impairment charges, higher revenues at similar lower gross margins and decreased selling, general and administration expenses.

Financial expenses in H1 2024 were US$3.1 million compared to US$6.4 million in H1 2023, a decrease of US$3.3 million. The financial expense for the current and comparative period are summarized in the table below:

	H1 2024	H1 2023
	US$000	US$000
Term loan interest	5,61	4,596
Penalty for early settlement of term loan	-	905
Convertible note interest	576	540
Notional interest on lease liabilities for Right-of-use assets	297	324
Fair value movement for derivative balances related to term loan	918	9
Fair value movement on prepayment option	62	-
Accretion interest on deferred contingent consideration	24	-
Capitalization of borrowing costs	(824)	-
EIR Catch up adjustment	(3,566)	-
	3,100	6,374

The loss before tax from continuing operations for H1 2024 was US$10.1 million, in comparison to a loss of US$24.9 million for the equivalent period in 2023.

In H1 2024, the total income tax credit was US$0.1 million, compared to an income tax credit of US$0.3 million in H1 2023.

The loss after tax from continuing operations for the first half of 2024 was US$10.1 million, or a loss of US$1.10 per ADS compared to a loss of US$24.7 million, or loss of US$3.22 per ADS in the comparative period in 2023.

In H1 2023 the Company recognised a profit for the period from discontinued operations that totalled US$12.9 million, largely attributable to the gain of US$12.7 million on the divesture of Fitzgerald Industries. The gain is comprised of proceeds of approximately US$30.0 million offset by transaction costs of US$1.3 million and the net assets eliminated on disposal of US$16.0 million.

The loss after tax for the first half of 2024 was US$10.1 million or a loss per ADS of US$1.10, compared to a loss of US$11.8 million or a loss per ADS of US$1.54 in the same period in 2023.

Liquidity and Capital Resources

The Group’s capital structure is a mixture of debt and equity. In the first half of 2024, the Group principally financed its operations from internal resources and the Term Loan.

Term Loan with Perceptive

In connection with the acquisition of the CGM assets of Waveform in January 2024, the Company entered into the Amended Term Loan with its main lender, Perceptive. Under the Amended Term Loan, an additional $22 million of funding has been made available to the Company, with US$12.5 million being used to acquire the CGM assets of Waveform. The remaining US$9.5 million is available for general corporate purposes including for the further development of the CGM and biosensor technologies. In addition, the Amended Term Loan provides for additional liquidity of up to US$6.5 million, that may be drawn down by the Company between April and December 2024, and can be used for general corporate purposes. In April 2024 the Company drew down the additional funding of US$6.5 million as prescribed in the Amended Term Loan agreement. This funding will be used for general corporate purposes, including the further development of our CGM offering.

The Amended Term Loan also immediately reduced the annual rate of interest on the loan by 2.5% to 8.75% (the “Base Rate”) plus the greater of (a) Term Secured Overnight Financing Rate (SOFR) or (b) 4.0% per annum and allows for a further 2.5% reduction in the Base Rate to 6.25% once the outstanding principal under the Amended Term Loan falls below US$35 million. Additionally, the Amended Term Loan reduced the early repayment penalty from a range of 8% to 7% to 4.0% to 3.5%, dependent on timing of early repayment, and also reduced the revenue covenants. The Amended Term Loan matures in January 2026.

In addition, in connection with the Amended Term Loan, Perceptive received new warrants to purchase an additional 10,000,000 ‘A’ ordinary shares (500,000 ADSs) and the Company agreed to price these additional warrants and reprice the existing warrants to purchase 10,000,000 ‘A’ ordinary shares (500,000 ADSs) that were issued to Perceptive under the original term loan, with an exercise price of US$0.11 per ‘A’ ordinary share (US$2.20 per ADS), subject to adjustment.

Cash and cash equivalents

At June 30, 2024, the cash and cash equivalents balance was US$5.3 million. In the future, the amount of cash generated from operations will depend on a number of factors which include the following:

•	The ability of the Group to continue to generate revenue growth from its existing product lines and from new products following the successful completion of its development projects;

•	The extent to which capital expenditure is incurred on additional property plant and equipment;

•	The level of investment required to undertake both new and existing development projects; and

•      Successful working capital management in the context of an expected growing business.

Liquidity

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments The directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

The directors have considered the various financing options expected to be available to the Group to assist it in meeting its obligations over the next 12 months, to the extent such obligations cannot be met from cash on hand, including refinancing the debt, repaying the debt with the proceeds from equity or debt offerings and the sale of assets.

As with all such potential transactions, there are risks to successfully implement such transactions and the directors have considered these risks when considering the financing options and the appropriateness of adopting a going concern basis of accounting.

Cash Flows

As at June 30, 2024, our consolidated cash and cash equivalents were US$5.3 million. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term deposits. The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities.

	Six months ended June 30,
	2024 US$‘000	2023 US$‘000
Net cash (outflow) from operating activities	(3,918)	(7,135)
Net cash inflow/(outflow) from investing activities	(17,130)	26,533
Net cash (outflow) from financing activities	22,762	(11,848)
Effects of exchange rate movements on cash held	(87)	100

Net increase/(decrease) in cash and cash equivalents and short-term investments	(1,626)	7,650

Operating Activities

Net cash used by operating activities for the six months ended June 30, 2024 amounted to US$3.9 million (six months ended June 30, 2023 net cash used by operating activities: US$7.1 million), a decrease of US$3.2 million. The decrease in net cash generated from operating activities of US$3.2 million is attributable to a decrease in operating cash flows before changes in working capital of US$0.2 million and a decrease in working capital outflows of US$2.2 million (outflow of US$0.5 million in H1 2024, compared to an outflow of US$2.7 million in H1 2023), in addition to taxes received of US$1.2 million compared to an income tax payment of US$26 thousand for the comparative period in 2023.

Investing Activities

Net cash outflow from investing activities for the six months ended June 30, 2024 amounted to US$17.1 million (six months ended June 30, 2023:  inflow US$26.5 million) which was principally made up as follows:

•
Payments to acquire intangible assets of US$4.5 million (six months ended June 30, 2023: US $0.8 million), which principally related to development expenditure capitalised as part of the Group’s on-going CGM product development activities; and

•
Payments to acquire business assets of US$12.5 million, which relates to payments to acquire the biosensor and CGM assets of Waveform. This compared to net proceeds from the sale of Fitzgerald Industries of US$28.4 million in the six months ended June 30, 2023.

Financing Activities

Net cash inflows from financing activities for the six months ended June 30, 2024 amounted to US$22.8 million (six months ended June 30, 2023: outflows of US$11.8 million). This inflow primarily related to net proceeds from the amended and restated senior secured term loan credit agreement of US$28.2 million, which was used to acquire the Waveform assets and for general corporate purposes including for the further development of the CGM and biosensor technologies. This was offset by interest paid on the secured term loan of US$3.8 million and the repayment of lease liabilities of US$1.2 million.

In the six months ended June 30, 2023, the outflow of US$11.8 million was due to the partial early settlement of the Term Loan which included a penalty of US$0.9 million, payments for lease liabilities of US$1.2 million, interest payment of US$4.4 million, partly offset by draw down of US$5.0 million on the Term Loan.